Clement Edward Klank III	942 South Shady Grove Road
Staff Vice President	Memphis, TN 38120
Securities & Corporate Law	Telephone 901.818.7167
Fax 901.492.7286
ceklank@fedex.com

Via EDGAR and FedEx Express

March 14, 2017

Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-5546

Re:	FedEx Corporation

  Form 10-K for the Fiscal Year Ended May 31, 2016

  Filed July 18, 2016

  File No. 1-15829

Dear Ms. Blye:

We are in receipt of the Commission’s letter to Alan B. Graf, Jr., Executive Vice President and Chief Financial Officer of FedEx Corporation, dated February 14, 2017, providing comments and requesting information relating to our contacts with Syria and Sudan. FedEx’s responses to the Commission’s comments are as follows:

General

1.	In your letter to us dated March 11, 2014, you described contacts with Syria and Sudan. We note that your FedEx Small Business Center website provides a list of Syria import and export restrictions. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your prior letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. We note that Syria YP’s website provides an address in Damascus, Syria for FedEx, and it provides a link to FedEx’s website; and USGoBuy and My Germany’s websites provide information for shipping to Syria and Sudan via FedEx. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

FedEx Small Business Center Website; Third-Party Websites in Syria, Germany and the United States

As discussed in more detail below, we currently do not provide any transportation services to or from Syria or Sudan, and our website (fedex.com) indicates that we do not provide such services. However, the FedEx Small Business Center website inadvertently provided information regarding import and export restrictions pertaining to Syria. In order to avoid any inference – through the provision of such information – that we provide transportation services to or from Syria, we have removed the Syria information page from the FedEx Small Business Center website. We also have removed Syria from the overall country list on the FedEx Small Business Center website for which country profiles are available.

We are generally aware that freight forwarding and shipping companies sometimes falsely purport to offer FedEx shipping services to Syria and Sudan on their own or other websites. Upon becoming aware of such false references on third-party websites, we work with appropriate parties to promptly remove such references. We contacted the operator of the SyriaYP.com website and requested that any references to FedEx be removed. We also contacted the operators of the myGermany.com and USGoBuy.com websites and requested that any references to FedEx shipping services to Syria or Sudan be removed. As of the date of this letter, references to FedEx have been removed from the SyriaYP.com website and references to FedEx shipping services to Syria or Sudan have been removed from the other two websites.

We will continue to work to remove unauthorized references to FedEx shipping services on third-party websites throughout the world. This is an ongoing endeavor, as unauthorized and false website references to FedEx services are commonplace, especially in foreign jurisdictions. In addition, we have noted on our own website that customers and other stakeholders and interested parties should not rely on information from third-party websites regarding FedEx services that contradicts the service information that we publish.

Contacts with Syria

There has been no change with respect to our contacts with Syria since our March 11, 2014 letter to the Commission. We do not provide, directly or indirectly, any transportation services to or from Syria. FedEx has never had any assets or employees in Syria, any flights to, from or within Syria or any direct operations in Syria. TNT Express, our subsidiary that we acquired on May 25, 2016 (the “Acquisition Date”), has had no assets or employees in Syria, and has not provided, directly or indirectly, any transportation services to or from Syria, since the Acquisition Date. Until such time that we may legally resume transportation services to and from Syria, we will not provide such services.

Due to U.S. government restrictions, our aircraft currently do not fly through airspace controlled by Syria. Prior to these restrictions becoming effective, our aircraft occasionally flew through Syrian airspace (in accordance with relevant U.S. sanction laws and regulations and U.S. Federal Aviation Administration directives), as a result of which we made immaterial payments – called overflight fees – to the Syrian government. Such payments were not prohibited by U.S. law or sanctions policy. We made the payments to Hadid International Services, based in Dubai, which in turn paid the Syrian government. We paid overflight fees in fiscal 2014 relating to two flights in fiscal 2013. We also paid one overflight fee in fiscal 2015 relating to a single flight in May 2014 that was required to divert into Syrian airspace due to safety and weather concerns, in compliance with applicable U.S. restrictions and regulations. If U.S. government restrictions pertaining to Syrian airspace are lifted, our aircraft may resume occasionally flying through airspace controlled by Syria.

To the best of our knowledge, we do not have any other contacts with the Syrian government or entities affiliated with the Syrian government.

Our wholly owned subsidiary FedEx Trade Networks, Inc., through its wholly owned subsidiary FedEx Trade Networks Transport & Brokerage, Inc. (collectively, “FTN”), continues to offer customs brokerage services for certain goods of Syrian origin being imported into the United States and Canada, as permitted by U.S. law and sanctions policy. FTN provided customs brokerage services in April 2015 for one shipment from Dubai, United Arab Emirates to New York that was said to contain one item of Syrian origin (a wooden sculpture). This shipment qualified as an exempt transaction under the Syrian Sanctions Regulations (31 C.F.R. §§ 542.211(b) and 542.307(a)) and was allowed to proceed. To the best of our knowledge, since our March 11, 2014 letter to the Commission, FTN has not provided customs brokerage services for any other shipments containing items of Syrian origin.

Contacts with Sudan

There has been no change with respect to our contacts with Sudan since our March 11, 2014 letter to the Commission. We do not provide, directly or indirectly, any transportation services to or from Sudan, and we do not plan to provide any such services in the future. FedEx has never had any assets or employees in Sudan, any flights to, from or within Sudan or any direct operations in Sudan. Our subsidiary TNT Express has had no assets or employees in Sudan, and has not provided, directly or indirectly, any transportation services to or from Sudan, since the Acquisition Date.

Our aircraft may occasionally fly through airspace controlled by Sudan, as a result of which we may pay immaterial overflight fees to the Sudanese government. Such payments are not prohibited by U.S. law or sanctions policy. As with Syria, we make any such payments through Hadid International Services. As we previously disclosed, our aircraft flew through Sudanese airspace four times between January 2011 and March 2014 for charter flights. Hadid International Services sent us invoices for those four charter flights in June 2016 (for fiscal 2012 overflights) and September 2016 (for fiscal 2014 overflights). Upon receipt of these invoices, we became obligated to pay the applicable overflight fees, and we made such payments in fiscal 2017. Since our March 11, 2014 letter to the Commission, our aircraft have not flown through Sudanese airspace.

To the best of our knowledge, we do not have any other contacts with the Sudanese government or entities affiliated with the Sudanese government.

We have comprehensive export controls and economic sanctions programs designed to ensure compliance with U.S. and other applicable export laws, rules and regulations. As part of our ongoing efforts to monitor the effectiveness of our international trade compliance programs, in January 2017 FTN identified one August 2013 shipment from the United States to Canada for which FTN provided customs brokerage services and which contained items of Sudanese origin. The items – one piece of jewelry valued at $3 and four containers of dry spices valued at $20 – were identified as gifts, and qualified as an authorized transaction under the Sudanese Sanctions Regulations (31 C.F.R. § 538.510).

FTN continues to offer customs brokerage services for certain goods of Sudanese origin being imported into the United States and Canada, as permitted by U.S. law and sanctions policy. To the best of our knowledge, since our March 11, 2014 letter to the Commission, FTN has not provided customs brokerage services for any shipments containing items of Sudanese origin.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: As discussed above, we currently do not provide transportation services to or from Syria or Sudan. Our only contacts with Syria and Sudan are in connection with the indirect and legal payment of overflight fees (subject, however, to the current restrictions regarding Syria, as discussed above) and our provision of customs brokerage services for shipments that contain goods with an origin in Syria or Sudan.

The following table sets forth the overflight fees paid to Syria and Sudan (which include the services fees of the third-party payment agent) during our past three fiscal years ended May 31 and for the eight-month period ended January 31, 2017:

	FY2017 (8 months)		FY2016	FY2015		FY2014
Syria	$0		$0	$533	(a)	$1,358	(b)
Sudan	$15,773	(c)	$0	$0		$0

(a)	Payment relates to a single flight that occurred in fiscal 2014 that was required to divert into Syrian airspace due to safety and weather concerns, in compliance with applicable U.S. restrictions and regulations.

(b)	Payment relates to flights that occurred in fiscal 2013.
(c)	Payment relates to flights that occurred in fiscal 2012 (for which we received invoices in June 2016) and fiscal 2014 (for which we received invoices in September 2016).

The aggregate net revenue for these customs brokerage services and the overflight fee amounts are both inconsequential.

Based upon these quantitative and qualitative factors, and given that we have received few investor inquiries in this area, we do not believe that such contacts have had or will have any impact on investor sentiment or our reputation or share value. We are certainly sensitive to the concerns of our investors, however, and we will continue to monitor investor sentiment and activity in this area, as we routinely do in many other areas.

In closing, we do not believe that a reasonable investor would consider additional information about our limited contacts with Syria and Sudan important or helpful in arriving at an investment decision. Our contacts with these countries are not material to our financial condition or operating results, and we continue to believe that they do not constitute an investment risk for our stockholders. Accordingly, we plan to continue to make no reference to Syria or Sudan in our filings with the Commission.

Please be advised that we understand our obligation to ensure the accuracy and adequacy of the disclosure in our filings with the Commission, that our filings include all information required under the Securities Exchange Act of 1934 and that we provide all information that investors require for an informed investment decision.

Please contact me if you have any additional questions.

Very truly yours,

FedEx Corporation

/s/ Clement E. Klank III
Clement E. Klank III

cc:	Frederick W. Smith

Christine P. Richards

Alan B. Graf, Jr.

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